UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Lantronix, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

516548 20 3

(CUSIP Number)

TL Investment GmbH

Biesingerstrasse 27

Tuebingen D-72072, Germany

Attention: Manfred Rubin-Schwarz

Telephone: 07071 703-770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to a subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516548 20 3
1	Name of Reporting Person. TL Investment GmbH
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power:
	8.	Shared Voting Power: 3,951,687
	9.	Sole Dispositive Power:
	10.	Shared Dispositive Power: 3,951,687
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,951,687
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 37.9% (1)
14.	Type of Reporting Person IV

(1)	Based on 10,422,161 shares of common stock outstanding as of October 7, 2010, as reported in Lantronix Inc.’s preliminary proxy statement filed with the SEC on October 7, 2010.

CUSIP No. 516548 20 3
1	Name of Reporting Person. Bernhard Bruscha
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 61,855(1)
	8.	Shared Voting Power: 3,951,687 (2)
	9.	Sole Dispositive Power: 61,855 (1)
	10.	Shared Dispositive Power: 3,951,687 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,013,542
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 38.3% (3)
14.	Type of Reporting Person IN

(1)	Consists of direct beneficial ownership of 61,855 shares of common stock issuable upon exercise of stock options held by the Reporting Person, which are exercisable within 60 days of the date hereof.
(2)	Represents shares of common stock held directly by TL Investment GmbH, of which the Reporting Person is the sole owner and one of two managing directors.
(3)	Based on 10,422,161 shares of common stock outstanding as of October 7, 2010, as reported in Lantronix Inc.’s preliminary proxy statement filed with the SEC on October 7, 2010.

CUSIP No. 516548 20 3
1	Name of Reporting Person. Manfred Rubin-Schwarz
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 383
	8.	Shared Voting Power: 3,951,687 (1)
	9.	Sole Dispositive Power: 383
	10.	Shared Dispositive Power: 3,951,687 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,952,070
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 37.9% (2)
14.	Type of Reporting Person IN

(1)	Represents shares of common stock held directly by TL Investment GmbH, of which the Reporting Person is one of two managing directors.
(2)	Based on 10,422,161 shares of common stock outstanding as of October 7, 2010, as reported in Lantronix Inc.’s preliminary proxy statement filed with the SEC on October 7, 2010.

Introduction

This constitutes Amendment No. 4 to the statement on Schedule 13D, filed on behalf of TL Investment, a limited liability company organized under the laws of Germany (“TL Investment”), Bernhard Bruscha, a citizen of Germany (“Bruscha”), and Manfred Rubin-Schwarz, a citizen of Germany (“Rubin-Schwarz,” and together with TL Investment and Bruscha, the “Reporting Persons”), dated November 18, 2008 (as amended, the “Statement”), as amended by Amendment No. 1 thereto, dated December 10, 2008, by Amendment No. 2 thereto, dated June 19, 2009, and by Amendment No. 3 thereto, dated August 24, 2010, relating to the common stock, par value $0.0001 per share of Lantronix, Inc. (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged and capitalized terms used herein but not otherwise defined herein shall have the meaning as set forth in the Statement.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby supplemented by the addition of the following:

On October 18, 2010, TL Investment delivered a letter to the Board of Directors of the Issuer, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein. Also on October 18, 2010, Bruscha issued an open letter to the stockholders of the Issuer, a copy of which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Statement is hereby supplemented by the addition of the following:

The following documents are filed as exhibits hereto:

Exhibit 99.1	Letter, dated October 18, 2010, delivered to the Board of Directors of the Issuer.

Exhibit 99.2	Letter, dated October 18, 2010, issued to the stockholders of the Issuer.

[Signature Page Follows]

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 18, 2010

TL INVESTMENT GMBH

/s/ BERNHARD BRUSCHA
Bernhard Bruscha
Managing Director

/s/ BERNHARD BRUSCHA
Bernhard Bruscha

/s/ MANFRED RUBIN-SCHWARZ
Manfred Rubin-Schwarz